CUMBERLAND PHARMACEUTICALS INC.
2525 West End Avenue
Suite 950
Nashville, TN 37203
August 5, 2009
Via Facsimile (202-772-9217) and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Riedler, Esq.

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1
Commission File No. 333-142535 (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cumberland Pharmaceuticals Inc. hereby requests, with respect to the above-captioned registration statement (“Registration Statement”), that the effective date for the Registration Statement be accelerated so that it be declared effective at 3:00 p.m. EDT on Monday, August 10, 2009, or as soon thereafter as possible.
     The Registrant acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CUMBERLAND PHARMACEUTICALS INC.
By:	/s/ A.J. Kazimi
A.J. Kazimi
Chief Executive Officer

cc:	Rose Zukin, Esq., United States Securities and Exchange Commission Martin Brown, Esq., Adams and Reese LLP Donald J. Murray, Esq., Dewey & LeBoeuf LLP

August 5, 2009
BY FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cumberland Pharmaceuticals Inc. Registration Statement on Form S-1 File No. 333-142535
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of Common Stock of Cumberland Pharmaceuticals Inc. (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 (File No. 333-142535) relating to such shares be accelerated so that the Registration Statement will become effective by 3:00 P.M. Eastern Time on Monday, August 10, 2009, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated July 29, 2009:

5,101	to	2,680	institutions/individuals
9,600	to	4	prospective underwriters
0	to	0	others.
* * *

Very truly yours,
UBS Securities LLC Jefferies and Company, Inc. Wells Fargo Securities, LLC Morgan Joseph & Co. Inc.
By: UBS Securities LLC
By: /s/ Daniel H. Klausner

Name: Daniel H. Klausner Title: Executive Director

By: /s/ Kristen Kusmierz

Name: Kristen Kusmierz Title: Director